Fusion Fuel Green PLC

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

March 19, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Kauten

Re:	Fusion Fuel Green PLC
Registration Statement on Form F-3 (File No. 333-294414)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fusion Fuel Green PLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Monday, March 23, 2026, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joseph J. Kaufman of Bevilacqua PLLC at (202) 869-0888, ext. 113.

Respectfully,

Fusion Fuel Green PLC

By:	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

cc: Joseph J. Kaufman